December 17, 2018

Reuven Kitov
Chief Executive Officer
Tufin Software Technologies Ltd.
5 Shoham Street
Ramat-Gan 52521, Israel

       Re: Tufin Software Technologies Ltd.
           Draft Registration Statement on Form F-1
           Submitted November 20, 2018
           CIK No. 0001757399

Dear Mr. Kitov:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Our Growth Strategy, page 5

1. You state that revenue generated from your Global 2000 customers represented [currently blank] % of your sales during fiscal years 2015 to 2018. Please clarify whether you intend to provide the percentage of cumulative revenues from your Global 2000 customers for the periods presented. If so, tell us the percentage of revenue generated from such customers for each fiscal year individually. To the extent the percentages differ from period to period, revise to disclose the percentage of revenue from your Global 2000 customers separately for each period presented or tell us why you believe cumulative information is useful to investors.
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Risk Factors
Risks Related to Our Business and Our Industry
If third-party applications and network products change..., page 16

2. You state that you rely on technology that you license from third parties. Please revise your business section to briefly describe these technologies and the terms of the related license agreements to the extent material.
Because we derive substantially all of our revenues..., page 17

3. You disclose that you generated substantially all of your fiscal year 2018 revenues from sales of licenses and maintenance for SecureTrack, SecureChange and SecureApp and that your customers often initially deploy only SecureTrack. Please disclose the percentage of revenue generated from sales of licenses and maintenance for SecureTrack. If substantially all of your revenues are generated from sales of SecureTrack, consider revising this risk factor to disclose your reliance on sales of licenses and maintenance for this single product.
If we fail to maintain successful relationships with our channel partners..., page 20

4. You state that two of your channel partners accounted for 16% and 13% of your revenues as of December 31, 2017. Please revise your business section to describe the material terms of your agreements with these channel partners.
Prolonged economic uncertainties or downturns, page 25

5. It appears you intend to disclose the percentage of your fiscal 2018 revenues generated from customers in the financial services and telecommunications industries. For comparative purposes, please also provide the percentage of your fiscal 2017 revenues generated from customers in these industries.
Risks Related to Our Ordinary Shares and the Offering
As a foreign private issuer..., page 30

6. You disclose that a majority of your executive officers are U.S. citizens or residents. You also note that you will lose your foreign private issuer status if a majority of your directors or executive officers are U.S. citizens or residents and you fail to meet certain other requirements. Please revise to briefly describe these other requirements and to provide context concerning your ability to continue to meet these requirements after the completion of this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 51

7. Please revise to clarify whether the cohort chart on page 52 includes a customer's
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         maintenance renewal in subsequent years or whether the chart only reflects the initial and follow-on sales of perpetual and term licenses. Also, considering your focus on customer retention, please tell us if you consider customer churn to be a key factor affecting your performance, and if so, disclose this metric for each reported period. Refer to Item 5 of
         Form 20-F.
8. You provide the number of new customers acquired during each of the periods presented.
         Considering customer retention is a key factor impacting your performance, tell us and consider disclosing the number of customers at each period end. Also, tell us whether you separately monitor the number of large enterprise and non-enterprise customers, and if so, disclose the number of new and actual customers for each group. Refer to Item 5 of Form
         20-F and Section III.B.1 of SEC Release No. 33-8350.
9. Please provide a more detailed explanation of the graphs on page 53. For example, explain what the three different colored lines represent and define "average spend per customer." Also, clarify whether the Global 2000 customers are included in the average spend per customer information. If so, tell us the average spend per non-Global 2000 customer for each period presented and explain why you have not separately provided such information.
Components of Statements of Operations, page 53

10. You disclose that less than 5% of your revenues have been generated through sales of third-party hardware. Please clarify whether this statement refers to your December 31,
         2017 fiscal year end.
Business
Our Market Opportunity, page 69

11. You disclose that a May 2018 survey by 451 Research LLC found that 45% of companies do not have security automation and orchestration technologies but plan to deploy such technologies within the next 24 months. Please disclose the number and types of companies surveyed.
Certain Relationships and Related Party Transactions
Rights of Appointment, page 109

12. Please revise to identify which shareholders have rights of appointment under your current articles of association and which directors have been appointed pursuant to these rights of appointment.
Agreements with Directors and Officers, page 109

13. You disclose that you have entered into written employment agreements with your executive officers. Please file these employment agreements or tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly
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         disclosed, and therefore are not filed. See Item 8 of Form F-1 and
Item 601(b)(10)(iii) of
         Regulation S-K.
Note 2. Significant Accounting Policies
f. Accounts Receivable, page F-9

14. You state that when revenue recognition criteria are not met for a sales transaction that has been billed, you do not recognize either deferred revenues or the related accounts receivable. Please tell us how you considered the guidance in ASC 606-10-45-2 or provide any other guidance considered when concluding these amounts should not be recorded on your balance sheet.
j. Revenue Recognition
Nature of Products and Services, page F-11

15. You state that you determine the standalone selling price of your software licenses using the residual approach. Please tell us which criteria in ASC 606-10-32-34(c) you met when determining to use this method. To the extent you have determined the selling price for your software is highly variable, please provide a comprehensive, quantitative discussion of such variability to support your conclusion.
16. You disclose that your agreements typically provide service level commitments, whereby you could incur penalties for failure to meet maintenance and professional service requirements. Please tell us whether you consider such guarantees to be variable consideration when determining your transaction price. Refer to ASC 606-10-32-5 through 9 and ASC 606-10-50-20.
Note 7. Deferred Revenues and Deferred Costs, page F-17

17. Please clarify whether your deferred revenues represent all of your remaining performance obligations. Tell us if all amounts due are billed up-front, and if not, tell us why unbilled amounts have not been included in your remaining performance obligations disclosure.
         Explain whether your contracts are cancellable, and if so, under what conditions. Also, address the fact that certain deferred revenues are not reflected on your balance sheet and explain how such amounts should be considered in your remaining performance obligations disclosure.
Note 13. Stock Option Plan, page F-22

18. Please disclose whether your options are granted with an exercise price equal to fair value on the date of grant. If not, disclose the fair value of your ordinary shares (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of the awards. Refer to ASC 718-10-50-2(f)(2).
19. Please provide us with a breakdown of all options granted to date in fiscal 2018 and include the fair value of the underlying common stock used to value such awards as
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      determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
General

20. We note that you have included certain graphics in your prospectus. Please provide us with copies of these and any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
      Disclosure Interpretations.
21. Please provide us with copies of all written communications, as defined in Securities Act
      Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameReuven Kitov                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameTufin Software Technologies Ltd.
                                                            and Services
December 17, 2018 Page 5
cc:       Colin Diamond, Esq.
FirstName LastName